

17010545

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2016

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-36806

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beneficial Bank Employee Savings and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beneficial Bancorp, Inc.
1818 Market Street
Philadelphia, PA 19103

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2016

3. Exhibits.

   Exhibit 23.1: Consent of KPMG, LLP.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

Beneficial Bank Employee Savings and Stock Ownership Plan

BENEFICIAL BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
TABLE OF CONTENTS
DECEMBER 31, 2016 and 2015



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the
Beneficial Bank Employee Savings and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Beneficial Bank Employee Savings and Stock Ownership Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

KPMG LLP

Philadelphia, Pennsylvania
June 26, 2017

BENEFICIAL BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 and 2015

ASSETS	2016	2015
Investments - at fair value		
Cash	$ -	$ 409
Common stock	87,590,661	66,350,516
Mutual and money market funds	32,498,543	29,961,733
Total investments – at fair value	120,089,204	96,312,658
Investments – at contract value		
Collective trust fund	6,408,960	6,759,928
Total investments – at contract value	6,408,960	6,759,928
Notes receivable from participants	1,390,942	1,420,092
Due from broker for securities purchased	6,980	45
Total assets	127,896,086	104,492,723
LIABILITIES		
Loans payable	34,358,301	36,649,431
Total liabilities	34,358,301	36,649,431
NET ASSETS AVAILABLE FOR BENEFITS	$93,537,785	$67,843,292

See accompanying notes to financial statements.

BENEFICIAL BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2016

	2016
ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
Investment income:	
Net appreciation in fair value of investments	$25,967,399
Interest and dividends	1,227,253
Net investment income	27,194,652
Interest income on notes receivable from participants	44,877
Contributions:	
Participant	2,653,767
Employer	3,886,877
Rollover	1,116,179
Total contributions	7,656,823
Total additions	34,896,352
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:	
Benefits paid to participants	7,095,599
Interest expense – ESOP loans	1,975,056
Administrative expenses	131,204
Total deductions	9,201,859
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	25,694,493
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	67,843,292
END OF YEAR	$93,537,785

See accompanying notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Beneficial Bank Employee Savings and Stock Ownership Plan, formerly the Beneficial Mutual Savings Bank 401(k) Plan, provides general information only. For a more complete description of the Plan's provisions, participants should refer to the Plan document.

General

The Beneficial Bank 401(k) Plan (the "401(k) Plan") was established on August 8, 1985 and amended and restated as of May 11, 2007 for the benefit of Beneficial Bank (the "Company") employees. Effective January 1, 2007, the Company established an employee stock ownership plan ("ESOP") under Sections 409 and 4975(e)(7) of the Internal Revenue Code (the "Code"). On July 1, 2008, the 401(k) Plan was amended and restated as the Employee Savings and Stock Ownership Plan (the "Plan") to integrate the ESOP with the 401(k) Plan. The integration of the two plans was a tax exempt transaction under the applicable provisions of the Code.

In addition to providing retirement benefits for employees of the Company (including any related company that adopts the Plan) and their beneficiaries, a primary purpose of the Plan is to enable employees to share in the growth and prosperity of the Company and to accumulate capital for their future economic security by acquiring a proprietary interest in the Company. In furtherance of that goal, the employee stock ownership portion of the Plan is designed to invest its assets primarily in common stock issued by Beneficial Bancorp, Inc. (the "Bancorp"), the Company's parent holding company ("Bancorp Stock").

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Retirement Plan Committee (the "Committee"). The Company appoints the members of the Committee who are responsible to and serve at the discretion of the Company. The Committee has the exclusive right to interpret the Plan, establish rules for administration of the Plan and to decide any and all matters arising in connection with interpretation and administration of the Plan. Certain administrative costs of the Plan are absorbed by the Company.

On January 12, 2015, Beneficial Bancorp, Inc. completed a second-step stock offering and sold 50,383,817 shares of common stock at $10.00 per share, including 2,015,352 shares purchased by the Plan to be used to fund future contributions into the Plan. On January 12, 2015, the Plan borrowed $20,153,520 from the Bancorp at a fixed interest rate of 3.25% with a thirty-year term to fund the purchase of 2,015,352 shares.

Eligibility

All full time employees become eligible on their respective date of hire. Part time employees may become eligible following the completion of 1,000 hours of service within the 12 month period following their respective hire date.

The Plan includes an automatic enrollment feature that involves the use of a "qualified automatic contribution arrangement" under the applicable sections of ERISA and the Code.

Contributions

The Plan features a number of employer and employee contributions as described below and also permits rollover contributions.

Salary Reduction Contribution
Participants may contribute from 1% up to 50% of their compensation (total salary, overtime and bonuses), up to the Code limit on compensation, to the Plan.

Basic Contribution
The Company contributes a basic contribution. The amount of the basic contribution is 2% of a participant's compensation as directed by the participant. Participants must be employed on the last day of the plan year and complete 1,000 hours of service to receive a basic contribution. For 2016 and 2015, the Company contributed 2% of eligible participants' compensation for the basic contribution.

Matching Contribution
The Company may contribute to each participant eligible for an allocation of such contributions an amount related to the participant's Salary Reduction Contribution. The Company contributes 100% of the first 2% and 50% of the next 4% of each eligible participant's compensation contributed to the Plan as a Salary Reduction Contribution.

Transition Contribution
For long-term employees that were impacted by freezing the Company's defined benefit plan in 2008, a transition contribution structure was adopted by the Company to run through and including the 2017 Plan year, unless modified by the Company. The Company shall annually contribute an amount as a percentage of the compensation of each active participant who is a full time employee. The percentages range from 8% to 16% based on the ages of qualified participants. Highly Compensated Employees, as defined in the Code, are not eligible to receive Transition Contributions.

Profit Sharing Contribution
Each plan year, in its discretion, the Company may make a profit sharing contribution to the trust. The Company will contribute to the Trustee cash equal to, or Company Stock or other property having an aggregate fair market value equal to, such amount as the Board of Directors of the Company shall determine by resolution. The Company shall not make a contribution in any medium that would be considered a prohibited transaction (for which no exemption is provided) under section 406 of ERISA or section 4975 of the code. There were no profit sharing contributions in 2016 or 2015.

ESOP Contribution

Each plan year, the Company shall, subject to any regulatory prohibitions, contribute an amount of cash sufficient to enable Pentegra Trust Company (the "Trustee") to make principal and interest payments that become due on its loans. When the Company makes a loan repayment contribution to the Plan, the Trustee repays a portion of the loan and releases a portion of the stock held in a loan suspense account to the accounts of active participants to fund basic, profit sharing, matching and transition contributions.

Due to an increase in the Company's stock price, the number of shares needed to fund the basic, matching and transition contributions was less than the shares required to be released in conjunction with the loan repayment. This resulted in an additional contribution of $2,470,499 and $1,030,324 in 2016 and 2015, respectively, which was distributed to plan participants.

The participants' and the Company's contributions are subject to annual maximum limits under the Code.

Vesting

Participants' contributions (including salary reduction, rollover, and transition contributions) and the related earnings are 100% vested at all times. The Company's matching contributions are 100% vested after two years of service. Basic and Profit Sharing Contributions, as well as ESOP contributions, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 to 3	20%
3 to 4	40%
4 to 5	60%
5 to 6	80%
6 or more	100%

Participant Accounts

Each participant's account is credited with an allocation of the participant's and the Company's contributions, related interest, and an allocation of Plan earnings (losses). Allocations are based on participant account balances, as defined in the Plan document. The Plan's ESOP component is designed to invest in Bancorp Stock in order to comply with Section 4975(e)(7) of the Code and Income Tax Regulation 54.4975-11. Upon enrollment in the Plan, participants may direct their contributions in one of the applicable investment options or allocate between the investment options. Participants may change the allocation of contributions or make transfers between the investment options at any time. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Payment of Benefits

A participant, upon termination of service for any reason, is eligible to receive the vested interest in his or her account in a lump sum. If such vested interest is greater than $5,000, then the participant may elect to defer distribution and the assets will generally be held in the Plan until the later of 60 days following (i) the participant attaining age 65, (ii) the tenth anniversary of the year in which the participation began in the Plan, or (iii) the participant's termination of employment date.

A financial hardship withdrawal can be made for an immediate and heavy financial need that, among other things, cannot be satisfied through certain other sources available to the participant.

Notes Receivable from Participants

The Plan permits a participant to borrow from their account a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Borrowings generally must be repaid within five years and are secured by a pledge of the participant's account balance and bear interest at rates that range from 3.25% to 8.50% at December 31, 2016. Borrowings are generally repaid through payroll deductions. Notes receivable from participants are stated at their unpaid principal balances plus accrued unpaid interest.

Forfeitures

The non-vested portion of a terminated participant's account is placed in a separate account and becomes forfeited upon date of termination of employment. Forfeitures of participant's accounts are available to the Company to reduce the Company's contribution. Forfeitures must be allocated to participants' accounts in the following order: (i) matching contribution forfeitures being used to reduce the matching and basic contributions, (ii) profit sharing forfeitures being used to reduce basic and profit sharing contributions, and (iii) ESOP contribution forfeitures allocated to eligible participants' accounts. As of December 31, 2016 and 2015, forfeited non-vested accounts totaled $338,377 and $162,800, respectively. During the years ended December 31, 2016 and 2015, forfeitures applied against the basic and transition contributions amounted to $162,800 and $113,860, respectively.

Voting Rights

Each participant or beneficiary shall be entitled to direct the Trustee how to vote the shares allocated to their account. The Trustee shall vote all unallocated shares held by the Plan in the manner that reflects the voting instructions received from participants regarding allocated shares, provided that such votes do not conflict with ERISA or the Trustee's fiduciary duties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Investments Valuation and Income Recognition - The Plan's investments are generally reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for a discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Fully benefit-responsive investment contracts are reported at contract value. Contract value represents contributions made to a contract, plus earnings, less participant's withdrawals and administrative expenses.

Fully Benefit-Responsive Investment Contracts – The Plan's indirect interests in fully benefit-responsive investment contracts are presented at their contract value. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics to a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

The stable fund is 100% invested in the Wells Fargo Stable Return Fund G. The stable value fund is established, operated, and maintained for the collective investment and reinvestment of monies contributed thereto by Wells Fargo Bank, N.A. (the Trustee and Manager) as advised by Galliard Capital Management, Inc. (Galliard) for retirement plans (the participants) qualified under Section 401(a) and tax-exempt under Section 501(a) of the Internal Revenue Code (IRC) of 1986, as amended. The stable fund seeks to provide investors with a moderate level of stable income without principal volatility. There is no assurance that the stable fund will achieve its objective.

At December 31, 2016, the stable fund has invested all of its assets in Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A. The value of this investment is based on the underlying unit value reported by Wells Fargo Stable Return Fund G. As of December 31, 2016, the stable fund held an 18.66% ownership interest in Wells Fargo Stable Return Fund G. The Wells Fargo Stable Return Fund G invests in investment contracts and security-backed contracts

The yield earned by the stable fund with an adjustment to reflect the actual interest rate credited to participants in the stable fund at December 31, 2016 and 2015 was 1.94% and 1.79%, respectively. This represents the annualized earnings credited to participants in the stable fund, divided by the fair value of all investments in the stable fund at December 31, 2016 and 2015, respectively.

The Plan's ability to receive amounts due in accordance with the fully benefit-responsive investment contract noted above is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations could be affected by future economic and regulatory developments.

Certain events limit the ability of the Plan to transact at contract value with the contract issuer. Such events included the following:

1. The Plan's failure to qualify under Section 401(a) of the Internal Revenue Code
2. Premature termination of the contracts
3. Plan termination or merger
4. Changes to the Plan's prohibition on competing investment options
5. Bankruptcy of the plan sponsor or other plan sponsor events (for example divestitures or spinoffs of a subsidiary) that significantly affect the Plan's normal operations

No events were probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Examples of such events include the following:

1. An uncured violation of the Plan's investment guidelines
2. A breach of material obligation under the contract
3. A material misrepresentation
4. A material amendment to the agreements without the consent of the issuer

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Administrative Expenses - The Company pays the administrative costs of the Plan to the extent they are not paid by the Plan.

Loan Payable - The balance of funds borrowed from the Bancorp under the Loan Agreement is recorded as a loan payable. The Loan Agreement is more fully described in Note 3.

Dividends Received on Bancorp Stock – Dividends received on allocated shares are credited to participant accounts. Dividends received on unallocated shares are used to reduce the quarterly principal and interest payments on the loan payable.

New Accounting Standards to be Adopted - In July 2015, the Financial Accounting Standards Board issued Accounting Standard Update 2015-12 which 1) requires that fully benefit-responsive investment contracts be measured, presented, and disclosed only at contract value; 2) plans are no longer required to disclose investments greater than 5% and no longer required to disclose net appreciation or depreciation in fair value of investments by type of investments; and 3) provide a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month end. The Plan adopted the provisions of this standard during the year ended December 31, 2016. As a result of adopting the provisions of this standard, the Plan measured, presented and disclosed fully benefit-responsive investment contracts at contract value only and removed the disclosure of investments greater than 5% and the net appreciation or depreciation in fair value of investments by type of investments.

In February 2017, the FASB issued ASU 2017-06: Plan Accounting (Topics 960, 962, and 965): Employee Benefit Plan Master Trust Reporting. The Board is issuing this update to improve the usefulness of the information reported to users of employee benefit plan financial statements. This update relates primarily to the reporting by an employee benefit plan (a plan) for its interest in a master trust. A master trust is a trust for which a regulated financial institution (bank, trust company, or similar financial institution that is regulated, supervised, and subject to periodic examination by a state or federal agency) serves as a trustee or custodian and in which assets of more than one plan sponsored by a single employer or by a group of employers under common control are held. The new standard will take effect for fiscal years beginning after December 15, 2018, with earlier application permitted. The Plan intends to comply with the effective date and provisions of this new accounting standard and does not anticipate a material impact to the financial statements at this time.

Subsequent Events – The Plan evaluated subsequent events for recognition or disclosure through June 26, 2017, the date the financial statements were available to be issued.

3. ESOP FEATURE

On July 13, 2007, the Plan purchased shares of Bancorp Stock using the proceeds of a borrowing from the Bancorp and holds the stock in a trust established under the Plan. The borrowing and interest is to be repaid over a period of twenty years funded by Company contributions to the trust fund. As discussed in Note 1, on January 12, 2015, 2,015,352 shares were purchased by the Plan to be used to fund future contributions into the Plan in conjunction with the second step conversion. In connection with the purchase of the shares during the second-step stock offering, the Plan borrowed $20.2 million from the Bancorp at a fixed interest rate of 3.25% with a thirty-year term to fund the purchase of 2,015,352 shares. The borrowing and interest is to be repaid over a period of thirty years funded by Company contributions to the trust fund.

Under the ESOP feature of the Plan, the Company is obligated to make contributions in cash to the Plan which equals the amount necessary to enable the Plan to make its regularly scheduled payment of principal and interest due on its term indebtedness to the Bancorp. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with the applicable regulations of the Code and the provisions of the Plan.

The unallocated shares of Bancorp Stock collateralize the loan. The lender, Bancorp, has no rights against the shares once they are allocated under the Plan. Accordingly, the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits include the assets and liabilities and changes therein pertaining to accounts of employees with rights in allocated stock and stock not yet allocated to employees.

There are two types of ESOP contributions that can be made to the Plan: a Company discretionary contribution amount as determined by the Board of Trustees of the Company and a Company loan repayment contribution.

Each plan year, the Company shall, subject to any regulatory prohibitions, contribute an amount of cash sufficient to enable Pentegra Trust Company (the "Trustee") to make principal and interest payments that become due on its loans. When the Company makes a loan repayment contribution to the Plan, the Trustee repays a portion of the loan and releases a portion of the stock held in a loan suspense account to the accounts of active participants to fund basic, profit sharing, matching and transition contributions. Also, the Company, at its discretion, may make an additional contribution to the Plan not related to the acquisition loans each plan year.

The Plan's allocated and unallocated assets and liabilities for the years presented are as follows as presented on the Statement of Net Assets Available for Benefits:

December 31, 2016

	Allocated	Unallocated	Total
Cash	$ -	$ -	$ -
Common stock	31,256,577	56,334,084	87,590,661
Other investments	38,907,503	-	38,907,503
Notes receivable from participants	1,390,942	-	1,390,942
Due from Broker for securities sold	6,980	-	6,980
Loans payable	-	(34,358,301)	(34,358,301)
	$71,562,002	$21,975,783	$93,537,785

December 31, 2015

	Allocated	Unallocated	Total
Cash	$ 409	$ -	$ 409
Common stock	22,043,308	44,307,208	66,350,516
Other investments	36,721,661	-	36,721,661
Notes receivable from participants	1,420,092	-	1,420,092
Due from Broker for securities sold	45	-	45
Loans payable	-	(36,649,431)	(36,649,431)
	$60,185,515	$7,657,777	$67,843,292

The change in net assets is as follows:

	Allocated	Unallocated	Total
Net appreciation in fair value of investments	$10,001,973	$15,965,426	$25,967,399
Interest and dividends	1,227,253	-	1,227,253
Interest income on notes receivable from participants	44,877	-	44,877
Contributions	3,390,637	4,266,186	7,656,823
Shares released	3,938,550	(3,938,550)	-
Benefits paid to participants	(7,095,599)	-	(7,095,599)
Interest expense	-	(1,975,056)	(1,975,056)
Administrative expenses	(131,204)	-	(131,204)
Net increase in assets	11,376,487	14,318,006	25,694,493
Net assets, beginning of year	60,185,515	7,657,777	67,843,292
Net assets, end of year	$71,562,002	$21,975,783	$93,537,785

The Plan borrowed $32,247,720 from the Bancorp at a fixed interest rate of 8.25%, in order to purchase 3,546,927 shares of Bancorp Stock on July 13, 2007 ("the 2007 Loan"). The 2007 Loan balance at December 31, 2016 was $15,010,771. The 2007 Loan can be prepaid at any time (in whole or in part) prior to the end of the twenty-year term, subject to certain IRS limits. As of December 31, 2016, 1,178,404 of these shares of Bancorp Stock were unallocated.

Scheduled principal payments on the 2007 Loan consisted of the following at December 31, 2016:

2017	$2,035,231
2018	2,208,404
2019	2,396,312
2020	2,600,208
2021	2,821,454
Thereafter	2,949,162
	$15,010,771

The Plan borrowed $20,153,520 from the Bancorp at a fixed interest rate of 3.25%, in order to purchase 2,015,352 shares of Bancorp Stock on January 12, 2015 ("the 2015 Loan"). The 2015 Loan balance at December 31, 2016 was $19,347,530. The 2015 Loan can be prepaid at any time (in whole or in part) prior to the end of the thirty-year term, subject to certain IRS limits. As of December 31, 2016, 1,883,231 of these shares of Bancorp Stock were unallocated.

Scheduled principal payments on the 2015 Loan consisted of the following at December 31, 2016:

2017	$430,964
2018	445,142
2019	459,787
2020	473,270
2021	490,483
Thereafter	17,047,884
	$19,347,530

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, modify, suspend, or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, partial or complete, affected participants will become 100% vested in their accounts.

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 19, 2013 that the Plan, subject to certain amendments as required by the Internal Revenue Service, complies with applicable sections of the Code. Although the Plan has been amended since that date, the Committee believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6. RELATED PARTY TRANSACTIONS

Certain Plan investments consist of shares of Bancorp Stock, shares of mutual funds and balances in money market funds that are managed by the Trustee and the Company. At December 31, 2016 and 2015, the Plan held 4,760,362 shares and 4,981,270 shares, respectively, of Bancorp Stock, with a fair value of $87,590,661 and $66,350,516, respectively. The Plan also issues loans to participants, which are secured by the balances in the participants' accounts. In addition, the Plan maintains two loans with the Bancorp that had a combined balance of $34,358,301 at December 31, 2016. Please refer to Note 3 for further information.

7. ADMINISTRATION OF PLAN ASSETS

The Plan's assets are held by Reliance Trust Company (the "Custodian").

Company contributions are managed by the Trustee, which invests cash received, interest, and dividend income and processes distributions to participants. The Trustee also administers the payment of interest and principal on the loan payable, which is reimbursed to the Trustee through contributions as determined by the Company. Administrative expenses for the Trustee's fees are paid directly by the Company.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, concentration and credit risks. As of December, 31, 2016, 69.2% of the Plan's investment securities consisted of shares of Bancorp Stock. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9. FAIR VALUE MEASUREMENTS

The Plan measures on a recurring basis its investments at fair value in accordance with FASB codification "Fair Value Measurement," which provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuations techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

> *Level 1* - Inputs are quoted prices in active markets for identical assets or liabilities.
>
> *Level 2* - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.
>
> *Level 3* - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Examples of valuation methodologies that result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Level 1 Fair Value Measurements

The fair values of money market and mutual funds are based on quoted net asset values of the shares held by the Plan at year-end. The fair values of common stocks are valued at the closing price reported in the active market on which the individual securities are traded.

Level 2 Fair Value Measurements

The Plan does not hold any Level 2 investments.

Level 3 Fair Value Measurements

The Plan does not hold any Level 3 investments.

The preceding methods may produce a fair value calculation that may not be indicative of future net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes between Levels 2 and 3 during 2016. The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31:

	2016			
	Fair Value Measurement Using:			
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ -	$ -	$ -	$ -
Mutual and money market funds:				
Equity funds	28,197,459	28,197,459	-	-
Fixed income funds	4,300,603	4,300,603	-	-
Money market funds	481	481	-	-
Common stock	87,590,661	87,590,661	-	-
	$120,089,204	$120,089,204	$ -	$ -

	2015			
	Fair Value Measurement Using:			
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ 409	$ 409	$ -	$ -
Mutual and money market funds:				
Equity funds	25,985,967	25,985,967	-	-
Fixed income funds	3,975,401	3,975,401	-	-
Money market funds	365	365	-	-
Common stock	66,350,516	66,350,516	-	-
	$96,312,658	$96,312,658	$ -	$ -

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of the increase in net assets available for benefits according to the financial statements consists of the following for the year ended December 31, 2016:

Increase in net assets available for benefits per the financial statements	$25,694,493
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts - 2015	(33,800)
Increase in net assets available for benefits per the Form 5500	$25,660,693

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31, 2015:

Net assets available for benefits per the financial statements	$67,843,292
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	33,800
Net assets available for benefits per the Form 5500	$67,877,092

SUPPLEMENTARY INFORMATION

BENEFICIAL BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
EMPLOYER IDENTIFICATION NUMBER: 23-0400690
PLAN NUMBER: 002
FORM 5500, SCHEDULE H, PART IV, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b) Identity of Issue	(c) Description of Investment	(d) ** Cost	(e) Current Value
	Wells Fargo	Collective Trust Fund - Stable Value Fund C	N/A	6,408,960
	Federated	Money Market Fund - Government Obligation Fund		481
	American Funds	EuroPacific Growth Fund R6	N/A	2,480,835
	American Beacon	Large Cap Value Fund	N/A	1,809,241
	DFA	US Small Cap Portfolio	N/A	2,772,629
	T. Rowe Price	Blue Chip Growth Fund	N/A	5,844,609
	Vanguard	500 Index Admiral	N/A	5,895,681
	Vanguard	REIT Index Fund ADM	N/A	285,841
	Vanguard	Mid-Cap Index Fund	N/A	2,207,656
	Vanguard	Total Bond Market Index Admiral	N/A	2,564,560
	Vanguard	Target Retirement Income Inv	N/A	1,736,043
	Vanguard	Target Retirement 2010 Fund	N/A	235,754
	Vanguard	Target Retirement 2015 Fund	N/A	858,025
	Vanguard	Target Retirement 2020 Fund	N/A	1,736,405
	Vanguard	Target Retirement 2025 Fund	N/A	734,375
	Vanguard	Target Retirement 2030 Fund	N/A	1,080,286
	Vanguard	Target Retirement 2035 Fund	N/A	558,229
	Vanguard	Target Retirement 2040 Fund	N/A	519,347
	Vanguard	Target Retirement 2045 Fund	N/A	343,536
	Vanguard	Target Retirement 2050 Fund	N/A	388,810
	Vanguard	Target Retirement 2055 Fund	N/A	445,567
	Vanguard	Target Retirement 2060 Fund	N/A	633
		Total Mutual and Collective Trust Funds		38,907,503
*	Beneficial Bancorp Inc.	Common Stock - participant directed	N/A	31,256,577
*	Beneficial Bancorp Inc.	Common Stock - unallocated	29,546,048	56,334,084
*	Beneficial Bancorp Inc.	Due from Brokers		6,980
*	Participant Loans	Loans to participants with rates between 3.25%-8.50%		1,390,942
				88,988,583
				$ 127,896,086

* Indicates party-in-interest to the Plan.

** Historical cost has not been presented since all investments, except unallocated common stock, are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 26, 2017

Beneficial Bank Employee Savings and Stock Ownership Plan

By: 

John Melcher
Plan Administrator

Exhibit 23.1 Consent of KPMG, LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Beneficial Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements no. 333-211067, 333-201750 and 333-201749 on Form S-8 of Beneficial Bancorp, Inc. of our report dated June 26, 2017 with respect to the statements of net assets available for benefits of the Beneficial Bank Employee Savings and Stock Ownership Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016, and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at Year End) as of December 31, 2016, which report appears in the December 31, 2016 Annual Report on Form 11-K of the Beneficial Bank Employee Savings and Stock Ownership Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 26, 2017